SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. held on May 11 and 12, 2021 drawn up in summary form

1.	Date, Time and Venue. Starting on May 11, 2021, at 1:30 p.m., by videoconference, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.	Call and Attendance. Call notice duly given pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa e Claudia Quintella Woods. Mr. Michel Dimitrios Doukeris was also present as a guest.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions: The Directors unanimously and unrestrictedly resolved:

4.1.       Resignation of an effective member of the Board of Directors. The Board of Directors acknowledged the resignation request presented by Mr. Carlos Alves de Brito, effective as of July 1st, 2021, informing his decision to resign from his positions of Co-Chairman and effective member of the Company’s Board of Directors.

The Board of Directors praised and thanked Mr. Carlos Alves de Brito for his invaluable contribution to the Company's history of success.

4.2.       Designation of an effective member of the Board of Directors. In view of Mr. Carlos Alves de Brito’s resignation, to appoint, effective as of July 1st, 2021, Mr. Michel Dimitrios Doukeris, Brazilian, married, chemical engineer, with business address in the city and State of New York, at Park Avenue No. 250, zip code 10177, USA, bearer of identity card RG No. 2.595.585 (SSP/SC) and enrolled with the Individual Taxpayers’ Registry under No. 810.940.279-87, for the position of effective member of the Board of Directors of the Company, with a term of office until the 2023 Annual Shareholders’ Meeting, according to article 20 of the Company's bylaws.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on May 11 and 12, 2021

Additionally, in view of Mr. Carlos Alves de Brito’s resignation, the members of the Board of Directors have appointed, by election between their peers, Mr. Michel Dimitrios Doukeris to the position of Co-Chairman of the Board of Directors, effective as of July 1st, 2021, according to article 17 of the Company’s bylaws and articles 13 and 14 of the Internal Regulation of the Board of Directors.

The member appointed as effective member of the Board of Directors on this date will start serving at his relevant position upon the execution of the instrument of investiture to be registered in the appropriate corporate book, at which time he will reinforce the statement confirming that there is no impediment to his election as required by Brazilian law.

5.	Close. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, May 12, 2021

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano /s/ Claudia Quintella Woods	/s/ Marcos de Barros Lisboa /s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer